210 East Earll Drive Phoenix, AZ 85012 Ph: 602-364-6000

June 14, 2017

VIA EDGAR

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Re:     Cable One, Inc., File No. 001-36863

Dear Mr. Spirgel,

We refer to your letter dated May 16, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Cable One, Inc. (“our,” “we” or the “Company”) setting forth the Staff’s comments on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016, filed March 1, 2017 (the “Form 10-K”), File No. 001-36863.

We respectfully submit the following responses to the comments contained in the Comment Letter. The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.

Form 10-K for the fiscal year ended December 31, 2016

Critical Accounting Policies and Estimates

Property, Plant and Equipment, pages 48 - 49:

1.

We note that in the first quarter of 2017 you changed your estimate related to the capitalization of certain internal labor and related costs associated with construction and customer installation activities. Please explain to us the facts and circumstances concerning this change including:

a.

a description of the implemented systems and processes and an explanation of how they allow for a more accurate estimation of the amount of directly identifiable labor costs incurred on construction and installation activities;

Response: On July 1, 2015, the Company became an independent, publicly traded company after completion of its spin-off from Graham Holdings Company. In preparation for the spin-off and to improve the availability and quality of information needed to manage its business, the Company implemented several new systems, including a billing system and a payroll system. The billing system was fully implemented in late 2015, and the payroll system was implemented at the time of the spin-off, however certain key reporting functions were not implemented until early 2016. Throughout 2016, the Company developed, refined and validated reports from these systems, and by the end of the year, determined that the labor-cost related information was accurate and supported the revised accounting estimate for capitalized labor. In addition, the Company utilizes a project management system to track the costs of certain employees who spend time on capital projects. No significant changes were made to the project management system or processes related to that system.

The billing system provides more granular data regarding the nature of the service provided to a customer (e.g., whether the service is for a new installation, upgrade of service, problem call, move, etc.). This data is utilized to calculate and support the capitalization of installation and upgrade costs.

The new payroll system allows for better tracking of employees’ time by job code and the ability to generate reports with hours worked by employee and job codes for positions that have been identified as working on capital projects. The Company was unable to obtain similar information from its prior payroll system.

Certain employees are not tracked in the project management system, so the Company developed processes to estimate time devoted by these employees working on capital projects. For these employees, the Company implemented processes including interviews with employees, reviews of job descriptions and discussions with managers to develop standards for capitalization rates by position.

As a result of these new systems and processes, we changed our accounting estimate related to capitalized labor in the first quarter of 2017.

b.	an explanation of why it is necessary to estimate “directly identifiable labor costs;”

Response: We estimate directly identifiable labor costs for employee-related benefit and other overhead costs and for employees not tracked in our project management system.

The hours spent on capital projects for certain employees are tracked in our project management system. For those employees, it is not necessary to estimate their salary or hourly wage costs. However, related costs, such as payroll taxes, insurance, benefits and other overhead costs, are allocated on a pro rata basis based on historical information, and an overhead factor is added to the direct salary or hourly wage costs. There are also certain employees working on capital projects whose time is not captured in our project management system. As noted above, the Company has developed processes to estimate the percentage of time that such employees spend on capital projects through interviews, reviews of job descriptions and discussions with managers. Standard salary and hourly wage rates by position and standard overhead rates are applied to actual hours worked multiplied by the capitalization percentage by position to estimate the capitalized labor costs.

c.	a detailed description of the type and specific nature of the previously expensed elements of cost that are now capitalized; and

Response: The Company made changes in several areas based on the additional information available from the system and process changes described above, including the following:

1.

Installations – Based on improved information from the billing system, the Company is now able to identify additional activity related to new customer relationships and upgrades of service to existing customers to permit capitalization of such costs. Prior to this additional information becoming available, the Company capitalized costs only for a “drop” (i.e., installation) to a new structure.

2.

Engineering and design – Based on refined processes to capture time spent on capital activities, the Company is now able to identify costs for engineers, advanced technicians and other technical personnel responsible for the design and implementation of plant, infrastructure and capacity upgrades and for the creation of new products and enhancements. The costs for these employees were previously expensed.

3.

Technical management and project management – Based on new processes to capture time spent on capital activities, the Company is now able to estimate costs that technical managers and the Company’s project management office devote to managing capital projects and managing other employees who work on capital projects, which costs were previously expensed. Administrative costs and time spent managing non-capital projects continue to be expensed as incurred.

d.

an explanation of why you believe this change in the composition of costs capitalized should be considered a change in estimate and not an accounting change. For guidance we refer you to the example in ASC 250-10-55-1.

Response: The Company considered the provisions of ASC 250-10, including the example in ASC 250-10-55-1. The Company has historically capitalized internal labor costs in accordance with guidance in CON 5, ASC 360 and ASC 922. The change in the costs capitalized was not the result of changing the principles, but rather represented the development of systems and processes that provided additional information that allowed better estimates of costs appropriate for capitalization.

From the glossary in ASC 250-10-20:

“A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.”

From ASC 250-10-45-18:

“Changes of that type often are related to the continuing process of obtaining additional information and revising estimates and, therefore, shall be considered changes in estimates for purposes of applying this Subtopic.”

Based on this guidance, we concluded that this was a change in estimate in accordance with ASC 250-10 due to the continued process of obtaining additional information from our systems and processes as described in the response to comment 1.a. above.

2.

We note it was your policy to capitalize the cost of materials, subcontractor labor, internal labor, and other costs related to network construction, initial customer installations and connections. Please tell us why your failure to capitalize certain internal labor and related costs associated with construction and customer installation activities did not result in an error in your historic financial statements.

Response: ASC 250-10-20 defines an accounting error as: “An error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.” The Company concluded that the change did not reflect the correction of an error as it was not the result of a mathematical or GAAP mistake or an oversight or misuse of facts. The change was the result of additional information available as the result of new systems and processes as described in the responses above.

3.

In light of the capital intensive nature of your business and the significant impact of your capitalization policies on your results of operations, please expand your critical accounting policy disclosure to specifically address in detail the nature of the capitalized internal labor activities and capitalized related costs associated with construction activities and connection activities. Separately identify in this disclosure the nature, by activity, of any capitalized indirect labor costs and overhead, by type of cost. If applicable, describe your methodology for determining the amount of overhead to capitalize and indicate if this methodology has been consistently applied.

Response: In response to the Staff’s comment, the Company proposes to expand the critical accounting policy disclosure in future filings as follows:

In accordance with accounting guidance related to cable television companies, we capitalize the costs associated with the design, construction and implementation of plant, infrastructure and capacity improvements and upgrades. We also capitalize costs associated with the installations and upgrades of our services and acquiring and deploying new customer premise equipment. Capitalized costs include materials, internal and external labor costs and related indirect and overhead costs. Indirect and overhead costs include payroll taxes, insurance and other benefits and vehicle, tools and supplies expense related to installation activities. Capitalized labor costs include the direct costs of engineers and technical managers involved in the design and implementation of plant and infrastructure, the costs of technicians involved in the installation and upgrades of services and customer premise equipment, and the costs of support personnel directly involved in capitalizable activities, such as project managers, dispatchers and supervisors. The labor costs capitalized for engineering and technical personnel are based on standards developed by position for the percentage of time spent on capitalized projects. The labor costs capitalized for installation activities are based on standards developed from operational data for the amount of time spent per installation and the average cost per hour for installation personnel. Indirect and overhead costs are capitalized based on standards developed from historical financial and operational information.

If you need additional information, please feel free to call me at (602) 364-6505.

Sincerely,

CABLE ONE, INC.

By:	/s/ Kevin P. Coyle
Name: Kevin P. Coyle
Title: Chief Financial Officer

With a copy to:

Mr. Robert S. Littlepage, Accounting Branch Chief

Mr. Joseph Cascarano, Senior Staff Accountant

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